UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Little, Robert B.
   c/o Overseas Filmgroup, Inc.
   8800 Sunset Boulevard, 3rd Floor
   Los Angeles, California  90069
   USA
2. Issuer Name and Ticker or Trading Symbol
   OVERSEAS FILMGROUP, INC.
   OSFG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 30, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Co-Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |6/20/0|D   | |1,588,812         |D  |(1)        |1,364,406          |I     |(2)(3)                     |
                           |0     |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Option (right to|$5.00   |6/20/|D   | |537,500    |D  |(4)  |10/30|Common Stock|537,500|       |-0-         |D  |            |
 buy)                 |        |00   |    | |           |   |     |/03  |            |       |       |            |   |            |
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Stock Option (right to|$8.50   |6/20/|D   | |562,500    |D  |(5)  |10/30|Common Stock|562,500|       |-0-         |D  |            |
 buy)                 |        |00   |    | |           |   |     |/03  |            |       |       |            |   |            |
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Stock Option (right to|$3.40   |6/20/|A   | |250,000    |A  |6/20/|6/19/|Common Stock|250,000|       |250,000     |D  |            |
 buy)                 |        |00   |    | |           |   |00   |05   |            |       |       |            |   |            |
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Stock Option (right to|$5.00   |6/20/|D   | |537,500    |D  |(4)  |10/30|Common Stock|537,500|       |-0-         |I  |(3)(6)      |
 buy)                 |        |00   |    | |           |   |     |/03  |            |       |       |            |   |            |
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Stock Option (right to|$8.50   |6/20/|D   | |562,500    |D  |(5)  |10/30|Common Stock|562,500|       |-0-         |I  |(3)(6)      |
 buy)                 |        |00   |    | |           |   |     |/03  |            |       |       |            |   |            |
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Stock Option (right to|$3.40   |6/20/|A   | |250,000    |A  |6/20/|6/19/|Common Stock|250,000|       |250,000     |I  |(3)(6)      |
 buy)                 |        |00   |    | |           |   |00   |05   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Pursuant to a Note and Debt Contribution Agreement approved in advance by the board of directors, Mr. Little and his wife, Ellen Dinerman Little, forgave an aggregate of approximately $1,997,810 of obligations and indebtedness owed to them by the Issuer and contributed 1,588,812 shares of Common Stock and $130,000 to the
Issuer's capital. In exchange for this, the Issuer paid Mr. Little and his wife an aggregate of $1,430,000 of other obligations and indebtedness owed to
them.
(2) Held as community property in a revocable trust with his spouse.
(3) The reporting person disclaims beneficial ownership of one-half of these securities on the basis of community property laws, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for the purposes of Section 16 or for any other purpose.
(4) The options vested as to 100,000 shares on October 31, 1996 with the balance vesting in five equal installments beginning on October 31,
1997.
(5) The options vested in five equal annual installments beginning on October 31, 1997.
(6) These options are held by Mr. Little's spouse and are generally only exercisable by Mr. Little's spouse.
SIGNATURE OF REPORTING PERSON
/s/  Douglas McClure on behalf of Robert B. Little
DATE
July 10, 2000